CASTELLUM, INC.
3 BETHESDA METRO CENTER, SUITE 700
BETHESDA, MD 20814

September 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Castellum, Inc.
Registration Statement on Form S-1
Filed September 2, 2022
File No. 333-267249

Dear Ms. Beech:

By letter dated September 27, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Castellum, Inc. (the “Company,” “we,” “us,” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on September 2, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses, in bold.

Registration Statement on Form S-1 Filed September 2, 2022 Capitalization, page 36

1.	Please explain why you did not reflect the Reverse Stock Split on a pro forma as adjusted basis or revise accordingly.

Response: The capitalization table on page 36 of Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission today (the “Revised Registration Statement”) has been revised to reflect the Reverse Stock Split on a pro forma as adjusted basis.

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Dilution, page 37

2.	Please revise to clarify, if true, that your as adjusted net tangible book value as of June 30, 2022 of $4,170,584 gives effect to other transactions in connection with the Offering, not just the sale of common stock.

Response: The language included in the Dilution disclosure on page 37 of the Revised Registration Statement has been revised to clarify that our as adjusted net tangible book value as of June 30, 2022 gives effect to other transactions in connection with the Offering. To further clarify, the revised adjusted net tangible net book value as of June 30, 2022 is $3,461,187.

Notes to Condensed Consolidated Financial Statements, June 30, 2022 and 2021 Note 6: Convertible Promissory Notes - Related Parties, page F-16

3.	Please explain the increase in the amount of the BCF discount recorded, where in the financials the increase was recorded, and the applicable guidance in ASC 470-20 that you applied.

Response:

The increase in the Beneficial Conversion Feature (BCF) discount is due to the extinguishment of the February 1, 2021 Convertible note’s unamortized discount balance of $1,407,002 compared to the BCF discount of $3,371,074 recognized on the April 4, 2022 Amended and Restated Convertible Promissory Note at June 30, 2022.

The following journal entries were recorded to extinguish the February 1, 2021 Convertible Promissory Note and record the April 4, 2022 Amended and Restated Convertible Promissory Note:

Record extinguishment of Convertible debt:	Dr(Cr)
APIC	3,709,617
Convertible Note Payable (proceeds/new Note)	(3,709,617)

February 2021 debt	3,709,617
Unamortized discount - BCF	(1,043,624)
Unamortized premium – Note FV at inception	1,910
APIC	(2,667,903)

Record entry for the April 2022 debt:
BCF Discount (limited to debt principal)	3,709,617
APIC	(3,709,617)

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In considering the accounting upon extinguishment pursuant to ASC 470-50-40-2, the Company noted ASC 470-20-40-3 which addresses extinguishments of convertible debt instruments containing beneficial conversion features. It states, in part, the following (emphasis added):

If a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, the amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature shall be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. Thus, the issuer shall record a gain or loss on extinguishment of the convertible debt security.

Additionally, the Company noted the following guidance in calculation of the intrinsic value amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature:

ASC 470-20-30-6: Intrinsic value shall be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.

Section 7.6.2 – Extinguishments” of Deloitte’s Roadmap Series: Convertible Debt (Before Adoption of ASC 2020-06), dated April 2022 were followed for purposes of this memo.

... if the BCF’s intrinsic value exceeds the portion of the proceeds allocated to the convertible instrument upon initial recognition, the amount of the reacquisition price that should be allocated to the intrinsic value would be limited by the amount initially assigned to the BCF in accordance with ASC 470-20-30-8. In addition, the BCF’s extinguishment-date intrinsic value cannot exceed the total proceeds related to the extinguishment.

ASC 470-20-30-8: If the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.

General

4.	We note the revisions to your Amended and Restated Articles of Incorporation filed as Exhibit 3.1 in response to comment 11. Please also revise your Amended and Restated Bylaws filed as Exhibit 3.2 to ensure that the exclusive forum provision in the governing documents clearly states whether the provision applies to federal securities laws. In this regard, please ensure consistency with your disclosure on page 29.

Response: The Amended and Restated Bylaws filed as Exhibit 3.2 in the Revised Registration Statement have been updated to ensure that the exclusive forum provision clearly states that the exclusive forum provision does not apply to federal securities laws and have updated the disclosure on page 29, accordingly.

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Thank you for your assistance in reviewing this filing.

Sincerely,

CASTELLUM, INC.

/s/ Mark Fuller
Mark Fuller
Chief Executive Officer

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